UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-12613

Rock-Tenn Company

(Exact name of registrant as specified in its charter)

504 Thrasher Street
Norcross, Georgia 30071
(770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

4.450% Senior Notes due 2019
3.500% Senior Notes due 2020
4.900% Senior Notes due 2022
4.000% Senior Notes due 2023

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of Class A Common Stock, par value $0.01 per share, holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Rock-Tenn Company has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: July 13, 2015	By:	/s/ Robert B. McIntosh
		Name:	Robert B. McIntosh
		Title:	Executive Vice President, General Counsel and Secretary